

Mail Stop 3030

October 5, 2009

Gerald E. Brock
Chief Executive Officer
WindTamer Corporation
6053 Ely Avenue
Livonia, New York 14487

Re: WindTamer Corporation
Registration Statement on Form S-1
Amended October 1, 2009
File No. 333-157304

Dear Mr. Brock:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our agreement with an early stage company…, page 5

1.   Please expand your response to the first sentence of prior comment 1 to tell us why you believe that the disclosure was not required until you filed your Form 10-Q for the quarter ended June 30, 2009. In this regard, please tell us why you do not believe that the Option Agreement should have been disclosed on a Form 8-K within four business days after you entered into the agreement.

2.   Your response to the second sentence of prior comment 1 appears to focus merely on "the accounting error" and not on:

- the timeliness of filing a required exhibit, and

- the timeliness of disclosure in your filings regarding the existence and effect of an agreement:

   o   involving payments over $6,000,000 – an amount in excess of 30 times your total assets;

   o   involving licensing of your intellectual property with exclusivity apparently beyond the "farms and industrial uses and development" previously disclosed; and

   o   including specific pricing information when your then-existing disclosure had told investors that "the price and terms of the order are still to be determined."

Therefore, we reissue the second sentence of prior comment 1.

Selling Stockholders, page 23

3.   We refer to the revised language in the penultimate paragraph of the opinion provided by counsel in response to comment 3 of our letter issued September 28, 2009. Please ask counsel to tell us why it addressed "remedies…based upon the non-provision of services by the Consultants under the Option Agreements" rather than whether WindTamer Corporation has any remedies, through forfeiture of securities or otherwise, if the consultants that received the options do not perform the anticipated services that were the consideration for the options, as requested in the second bullet point of comment 1 of our letter issued September 8, 2009.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Tara Harkins at (202) 551-3639 or Lynn Dicker, Accounting Reviewer, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gregory W. Gribben, Esq. – Woods Oviatt Gilman LLP